PMU News Release #09-04 TSX, NYX Symbol PMU July 24, 2009

Pacific Rim Mining Announces Fiscal 2009 Year End Results

Pacific Rim Mining Corp. (collectively with Pac Rim Cayman LLC, “Pacific Rim” or “the Company”) reports its financial and operating results for the twelve months ended April 30, 2009. Details of the Company’s financial results are provided in its fiscal 2009 audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be mailed to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated. Pacific Rim will be holding its annual general meeting on August 26, 2009 in Vancouver, Canada.

Overview
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus. Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex (“NYX”).

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC , Pacific Rim El Salvador, S.A. de C.V., and Dorado Exploraciones, S.A. de C.V., inclusive.

Fiscal 2009 Technical and Corporate Developments
Significant technical and corporate events that occurred during the twelve months ended April 30, 2009 include:

  In July 2008 the Company suspended drilling activity at its El Dorado project and commenced the lay off of El Salvador-based staff, having made the decision to reduce its El Salvador exploration and investment activity until such time as the Government of El Salvador grants a mining permit for the El Dorado project.
  In September 2008 the Company continued to reduce its overhead costs by cutting staffing levels in its Vancouver office and making additional cuts to full-time staff and contract employees in El Salvador and cancelling service contracts for numerous activities including community social programs. The Vancouver staff reductions included Peter Neilans, COO and April Hashimoto, CFO. The Company’s President and CEO concurrently took a voluntary pay cut to further reduce general and administrative expenses related to executive compensation. These cuts were a response to difficult market conditions and ongoing delays in obtaining environmental and mining permits for the El Dorado project.
  In October 2008 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott Rawhide Mining Company. Total compensation for these assets consisted of US $3.1 million plus 49% of all gold and silver production from the Denton- Rawhide operation through to December 31, 2008.
  In November 2008 the Company appointed Steven Krause, CA, CPA (Illinois) to the position of Chief Financial Officer (“CFO”) of the Company. Mr. Krause is a founder and principal of Avisar Chartered Accountants and brings to the Company his expertise based on fourteen years of accounting, audit and management experience related to public exploration and mining companies.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
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  In April 2009 Pac Rim Cayman LLC (“Pac Rim”), a Nevada corporation and a wholly-owned subsidiary of Pacific Rim, filed international arbitration proceedings against the Government of El Salvador (the “Government”) under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”) in its own name and on behalf of its two wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable (“PRES”) and Dorado Exploraciones, Sociedad Anónima de Capital Variable (“DOREX”). A Notice of Intent to commence international arbitration proceedings had previously been filed by Pac Rim in December 2008. Pac Rim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration and will be seeking award of damages in the hundreds of millions of dollars from the Government for its multiple breaches of international and Salvadoran law.
  In May 2008 the Company restarted work on the El Dorado gold project feasibility study, which had been put on hold in March 2007 in order to drill define the Balsamo gold deposit, quantify its gold resources and include them in the feasibility study. However, in February 2009 the Company decided to defer completion of the El Dorado feasibility study in order to allow a number of issues, including the overhanging uncertainty in the timing of the El Dorado permitting process, to resolve.

Financial Highlights

	Year ended April 30, 2009	Year ended April 30, 2008	Year ended April 30, 2007
Summarized Statement of Loss*
Exploration expenditures	$5,538	$11,770	$10,664
Loss from Continued Operations	$(9,443)	$(15,657)	$(13,326)
Discontinued Operations – Net income (loss) of Denton-Rawhide Joint Venture	$3,167	$1,523	$2,909
Discontinued Operations – Recovery of Investment in Andacollo Mine	$nil	$1,400	$1,000
Loss for the period	$(6,276)	$(12,734)	$(9,417)
Loss per share after Discontinued Operations (basic and diluted)	$(0.05)	$(0.11)	$(0.09)
Weighted average shares outstanding (basic and diluted)	117,151,000	111,123,000	106,939,000

Summarized Statement of Cash Flows*
Cash Flow used for operating activities	$(9,168)	$(12,936)	$(11,596)
Cash Flow provided by investing activities	$6,046	$3,999	$7,350
Cash Flow provided by financing activities	$nil	$6,916	$2,065
Net increase (decrease) in cash	$(638)	$(562)	$727

Summarized Balance Sheet*	April 30, 2009	April 30, 2008	April 30, 2007
Cash and cash equivalents	$1,284	$1,922	$2,484
Short-term investments	$nil	$4,232	$7,937
Current assets	$2,615	$7,666	$11,808
Total assets	$8,187	$18,270	$21,494
Total liabilities	$1,679	$6,109	$4,857
Working Capital	$1,982	$4,723	$9,273
Weighted Average common shares outstanding (basic and diluted)	117,151,350	111,122,976	106,938,672

*all amounts in thousands of US dollars, except share and per share amounts

Results of Operations
As a result of the sale of its Denton-Rawhide assets (being its only source of revenue) during fiscal 2009, the Company no longer accounts for Revenue and Mine Operating Costs from the sale of gold and silver as Mine Operating Income. Revenue and operating costs from the Denton-Rawhide operation (to which

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com the Company was entitled and responsible, respectively, until December 31, 2008) are accounted for, for the current and prior fiscal years, as Discontinued Operation – Net Income of Denton-Rawhide Joint Venture.

For the fiscal year ended April 30, 2009, Pacific Rim recorded a loss for the period of $(6.3) million or $(0.05) per share, compared to a loss of $(12.7) million or $(0.11) per share for the fiscal year ended April 30, 2008 and $(9.4) million or $(0.09) per share for the fiscal year ended April 30, 2007. The $6.4 million decrease in net loss for fiscal 2009 compared to fiscal 2008 is primarily related to significantly decreased exploration expenses combined with an increase in the net income from the Denton-Rawhide joint venture as a result of the sale by the Company of its interest in the joint venture during fiscal 2009. The increase in net loss for fiscal 2008 compared to fiscal 2007 (a difference in net loss of $3.4 million) is a result of increases in exploration and general and administrative costs combined with a reduction in income from the Denton-Rawhide Joint Venture year over year.

Expenses
Due to the cessation of the El Dorado drilling program in July 2008 and the reduction of other exploration expenses at all of the Company’s projects, exploration expenditures decreased significantly from $10.7 million in fiscal 2007 and $11.8 million in fiscal 2008 to $5.5 million in fiscal 2009.

General and administrative expenses have been generally on an upward trend over the past several years due to the Company’s trend toward higher levels of business activity and because of higher regulatory and legal costs of complying with United States and Canadian reporting and regulatory requirements. General and administrative costs in fiscal 2009 ($3.7 million) however, increased from fiscal 2008 ($3.5 million) as a result of severance payments made to key personnel and an increase in legal fees associated with the CAFTA arbitration claim, which were partially offset by reductions in staffing costs.

The Company realized marginal interest income of $0.1 million in fiscal 2009, compared to $0.2 million in fiscal 2008 and $0.5 million in fiscal 2007. Interest income was earned on cash and short term investments held in each fiscal year. The decrease in interest income over the past 3 fiscal years reflects the Company’s decreasing cash and short term investment balances.

The Company booked a foreign exchange loss of $0.2 million during fiscal 2009 (compared to a gain of $0.4 million during fiscal 2008 and a loss of $0.09 million during fiscal 2007) primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

Unusual Items
As described above the Company sold the assets it held through its 49% interest in the Denton-Rawhide residual leach gold operation. During fiscal 2009 the Company received net income from this Discontinued Operation of $3.2 million, compared to $1.5 million during fiscal 2008 and $2.9 million during fiscal 2007. The current year’s income received from this Discontinued Operation reflects the cash payment received for the net assets sold in addition to the net income or loss related to the production of gold and silver, of which the Company was a participant until December 31, 2008. Of the $3.2 million of income from the Discontinued Operations, $1.2 million related to the sale of the net assets and $2.0 million related to the income earned prior to the sale of the Discontinued Operations.

During fiscal 2008 the Company recovered $1.4 million on its investment in the Andacollo Mine, compared to a recovery of $1.0 million in fiscal 2007. The recovery of this investment relates to staged payments on the sale of the Andacollo Mine during fiscal 2008, fiscal 2007 and fiscal 2006 (the details of which are available in the Company’s 2008, 2007 and 2006 annual reports). The $1.4 million received in

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
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fiscal 2008 represented the final payment and as such, there were no additional recoveries booked during fiscal 2009.

Summary
As a result of significantly reduced exploration expenditures, decreased staffing levels and increased net income from the Denton-Rawhide joint venture, the Company’s loss for fiscal 2009 was substantially reduced from previous fiscal periods ($(6.3) million or $(0.05) per share for fiscal 2009 compared to $(12.7) million ($(0.11) per share) and $(9.4) million ($(0.09) per share) for fiscal 2008 and fiscal 2007 respectively).

Liquidity and Capital Resources

Cash
During fiscal 2009 the Company’s cash and cash equivalents decreased by $0.6 million from $1.9 million at April 30, 2008 to $1.3 million at April 30, 2009. At April 30, 2009, short term investments (consisting of short term, redeemable guaranteed investment certificates and bankers acceptances) were $nil million compared to $4.2 million at April 30, 2008. Bullion (held by the Company and not yet sold) was $1.2 million at the end of fiscal 2009 compared to $nil at the end of the previous fiscal year. Bullion is valued at the costs based upon gold price on the date the bullion was received. The total of cash and cash equivalents, short term investments and bullion inventory (which in the Company’s opinion are collectively equivalent to cash, being available to cover short-term cash requirements) was $2.5 million at April 30, 2009 compared to $6.1 million at April 30, 2008, a decrease of $3.6 million. This decrease reflects ongoing, though greatly reduced, expenditures related to the Company’s exploration projects and the general and administrative costs of maintaining a public company, offset in part by proceeds from the sale of the Denton-Rawhide asset.

During fiscal 2009 the Company received cash flow from the following sources: $4.3 million from Denton-Rawhide operations and the sale of the net assets of the Denton-Rawhide operations, $0.1 million in interest income and $4.2 million in net redemptions of short term investments. Outlays of cash during the year included: $5.3 million in direct exploration expenditures and $3.9 million in direct general and administrative expenses. The net of these cash inflows and outlays was a decrease in cash and cash equivalents of $0.6 million during fiscal 2009.

Working Capital
At April 30, 2009, the book value of the Company’s current assets stood at $2.6 million, compared to $7.7 million at April 30, 2008, a reduction of $5.1 million. The decrease in current assets is primarily a result of redemptions of short term investments (into cash) and subsequent cash expenditures as outlined above. Property, plant and equipment balances at April 30, 2009 were unchanged from the April 30, 2008 balance of $5.6 million. The long-term asset value of Discontinued Operations was $nil at April 30, 2009 (the Company having sold its interest in the Denton-Rawhide Joint Venture) compared to a value of $5.0 million at April 30, 2008 prior to the sale. As a result, the Company’s total assets at the end of fiscal 2009 were $8.2 million compared to $18.3 million at the end of fiscal 2008.

At April 30, 2009 the Company had current liabilities of $0.6 million compared to $2.9 million at April 30, 2008. The $2.3 million year over year decrease in current liabilities is due to a $0.8 million decrease in accounts payable and a $1.5 million decrease in current liabilities associated with the discontinued operations. Future income tax liabilities, relating to Pac Rim’s investment in El Salvador, did not change between the fiscal 2008 and fiscal 2009 year ends and at April 30, 2009 were valued at $1.0 million. Long term liabilities related to the discontinued operations were $nil at April 30, 2009 compared to $2.1 million at April 30, 2008. Currently, Pacific Rim has no short- or long-term debt.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

The $5.1 million decrease in current assets combined with the $2.3 million decrease in current liabilities, resulted in a $2.7 million reduction in working capital from $4.7 million at the end of fiscal 2008 to $2.0 million at the end of fiscal 2008.

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company can not judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for fiscal 2010 beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company intends to continue to seek new project acquisitions and during fiscal 2010 intends to continue to conduct low cost field work, technical and legal due diligence on projects it is currently evaluating and to seek new prospects for staking or property acquisitions that fit its exploration focus.

[The foregoing two paragraphs contain forward-looking statements regarding the scope of exploration and generative work programs management intends to undertake in the coming fiscal year. See Forward-Looking Information.]

The Company anticipates that its fiscal 2010 exploration plans as outlined above will cost approximately $1.0 million. If regulatory and political conditions warrant, and adequate financing is available, the Company will resume aggressive exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which will result in increased exploration and general and administrative expenditures over those currently anticipated for fiscal 2010. In order to undertake an expanded exploration program the Company will likely require additional financing during fiscal 2010.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2010. See Forward-Looking Information.]

The Company’s general and administrative costs during fiscal 2010 will reflect lower staffing costs as a result of personnel reductions undertaken in fiscal 2009, but are otherwise anticipated to increase due to legal costs associated with the CAFTA action undertaken by Pac Rim. The Company may require additional financing during fiscal 2010 for general working capital expenses and/or the expenses related to the CAFTA action.

[The previous paragraph contains forward-looking statements regarding anticipated increases in general and administrative expenses as a result of anticipated increased legal costs during fiscal 2010, and the potential requirement for additional financing to fund these legal costs and/or general working capital expenses. See Forward-Looking Information.]

The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes and CAFTA arbitration and negotiation. These conditions and risks cast substantial doubt on the validity of the going concern assumption.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to fund ongoing exploration and administration expenses as well as its costs under its CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com financial and metals markets. The Company will have to obtain additional financing through, but not limited to, the issuance of additional equity.

Sale of Mining Operations
Through its merger with Dayton Mining in 2002 and until late October 2008, Pacific Rim was 49% owner in the Denton-Rawhide residual leach gold operation, located near Fallon, Nevada. On October 29, 2008 the Company announced that it had accepted an offer from its Denton-Rawhide joint venture partner, Kennecott Rawhide Mining Company (“Kennecott”), to purchase the net assets the Company holds through its 49% interest in the joint venture. Total compensation for these net assets included US $3.1 million plus 49% of all gold and silver production from the Denton-Rawhide operation through to December 31, 2008 net of cash production costs. Readers are referred to the Company’s news release of October 29, 2008 (available at www.pacrim-mining.com) for further information about the sale of the Denton-Rawhide assets. The Company was entitled to and received 49% of the gold and silver production from Denton-Rawhide (up to and including all gold and silver produced to December 31, 2008 only) as per the terms of sale described above. No further gold or silver production from Denton-Rawhide will be forthcoming to the Company.

Pacific Rim’s share of gold and silver produced from the Denton-Rawhide operation during fiscal 2009 (between May and December 31, 2008) was 6,350 ounces of gold and 55,666 ounces of silver. The fair market value of this gold and silver when received was $4.1 million which was offset by $4.6 million in production costs paid to Kennecott. The unsold amounts of gold and silver are included in bullion on the balance sheet as at April 30, 2009.

Outlook
The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company anticipates expending approximately $1.0 million on exploration-related expenses during fiscal 2010, primarily on low-cost exploration work required to keep its El Salvador projects in good standing, limited community relations initiatives, and due diligence evaluation of new projects outside of El Salvador. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities. In order to undertake an expanded exploration program the Company will likely require additional financing during fiscal 2010.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2010. See Forward-Looking Information.]

The Company’s general and administrative costs during fiscal 2010 will reflect lower staffing costs as a result of personnel reductions undertaken in fiscal 2009, but are otherwise anticipated to increase due to legal costs associated with the CAFTA action undertaken by Pac Rim. The Company may require additional financing during fiscal 2010 for general working capital expenses and/or the expenses related to the CAFTA action.

[The previous paragraph contains forward-looking statements regarding anticipated increases in general and administrative expenses as a result of anticipated increased legal costs during fiscal 2010, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA action. See Forward-Looking Information.]

The Company will continue its extensive outreach efforts to the newly elected federal government and administration, municipal government officials, church leaders, business leaders, and Salvadoran citizens during fiscal 2010. The Company and its subsidiaries have a well documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Notwithstanding these diplomatic efforts, until resolved, Pac Rim’s CAFTA claim will proceed during fiscal 2010. Documentation supporting its CAFTA claim is currently being collected and submitted to ICSID, and it is anticipated that the formal arbitral panel will be convened and the arbitration process will commence during fiscal 2010. Ongoing pursuit of this claim may require the Company to undertake financing during fiscal 2010 specifically ear-marked for legal expenses.

[The foregoing section contains forward-looking statements regarding the scope of the Company’s fiscal 2010 planned work programs, anticipated expenditures and the expectation of ongoing legal undertakings. See Forward-Looking Information]

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

This report contains forward-looking statements regarding:

  the scope of exploration and generative work programs management intends to undertake in the coming fiscal year. These expectations are based on various assumptions including but not limited to the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties, the availability and accessibility of projects the Company may be interested in acquiring, the availability of sufficient working capital and, if necessary, access to financing.
  the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2010 may not occur as planned.
  the Company’s exploration plans and anticipated costs during fiscal 2010. The anticipated exploration expenditures reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.
  anticipated increases in general and administrative expenses as a result of anticipated increased legal costs during fiscal 2010, and the potential requirement for additional financing to fund these legal costs and/or general working capital expenses. These statements are based on management’s assumption that the CAFTA action will continue through fiscal 2010 and the anticipated costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the action may be averted and the anticipated impact on general and administrative costs may not materialize.]

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including the risks and uncertainties outlined above and other risks and uncertainties related to the Company’s prospects, properties and business detailed in its fiscal 2009 MD&A, in the Company’s Annual Information Form for the year ended April 30, 2009 and in the Company’s Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX and the NYX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com